Exhibit 99.1

Sundial Regains Compliance with Nasdaq Minimum Bid Price Rule

CALGARY, AB, Feb. 17, 2021 /CNW/ - Sundial Growers Inc. (NASDAQ: SNDL) ("Sundial" or the "Company") today announced that the Nasdaq Stock Market ("Nasdaq") has confirmed that the Company has regained compliance with Nasdaq's minimum bid price requirements for continued listing on the Nasdaq Capital Market.

As a result of the closing bid price of the Sundial's common shares having been at US$1.00 per share or greater for at least ten consecutive business days, the Company has regained compliance with Nasdaq's Listing Rule, and the matter is now closed.

About Sundial Growers Inc.

Sundial is a public company with Common Shares traded on Nasdaq under the symbol "SNDL".

Sundial is a licensed producer that crafts cannabis using state-of-the-art indoor facilities. Our 'craft-at-scale' modular growing approach, award-winning genetics and experienced master growers set us apart.

Our Canadian operations cultivate small-batch cannabis using an individualized "room" approach, with 448,000 square feet of total space.

Sundial's brand portfolio includes Top Leaf, Sundial Cannabis, Palmetto and Grasslands. Our consumer-packaged goods experience enables us to not just grow quality cannabis, but also to create exceptional consumer and customer experiences.

We are proudly Albertan, headquartered in Calgary, AB, with operations in Olds, AB, and Rocky View County, AB.

Forward-Looking Information Cautionary Statement

This news release includes statements containing certain "forward-looking information" within the meaning of applicable securities law ("forward-looking statements"). Forward-looking statements are frequently characterized by words such as "plan", "continue", "expect", "project", "intend", "believe", "anticipate", "estimate", "likely", "outlook", "forecast", "may", "will", "potential", "proposed" and other similar words, or statements that certain events or conditions "may" or "will" occur. These statements are only predictions. Various assumptions were used in drawing the conclusions or making the projections contained in the forward-looking statements throughout this news release. Forward-looking statements are based on the opinions and estimates of management at the date the statements are made, and are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. Please see the risk factors identified in the Company's filings with the SEC, including those identified in the Company's Annual Report on Form 20-F and other filings with the SEC, for a discussion of the material risks that could cause actual results to differ materially from the forward-looking information. The Company is under no obligation, and expressly disclaims any intention or obligation, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as expressly required by applicable law.

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SOURCE Sundial Growers Inc.

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%CIK: 0001766600

For further information: Sophie Pilon, Corporate Communications, Sundial Growers Inc., O: 1.587.327.2017, C: 1.403.815.7340, E: spilon@sundialgrowers.com

CO: Sundial Growers Inc.

CNW 07:00e 17-FEB-21